FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934**

For the month of December 2002

<u>KERZNER INTERNATIONAL LIMITED</u>
(Translation of registrant's name into English)

<u>Coral Towers, Paradise Island, The Bahamas</u>
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes   No   X

If "yes" is marked, indicate below this file number assigned to the registrant in connection with
Rule 12g-3-2(b):

This Current Report on Form 6-K is expressly incorporated by reference into the Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2002   KERZNER INTERNATIONAL LIMITED

By:	/s/John R. Allison
Name:	John R. Allison
Title:	Executive Vice President
	Chief Financial Officer

EXHIBIT LIST

<u>Exhibit</u>   **<u>Description</u>**

99.1   Press Release on December 5, 2002
                                        Kerzner Announces Formation of
                                  Indian Ocean Resort Management Company

Exhibit 99.1



FROM: Kerzner International Limited
The Bahamas
Contact: John Allison
Tel: +1.242.363.6016

FOR IMMEDIATE RELEASE

KERZNER ANNOUNCES FORMATION OF
INDIAN OCEAN RESORT MANAGEMENT COMPANY

PARADISE ISLAND, The Bahamas, December 5, 2002 – Kerzner International Limited (NYSE: KZL) (the "Company") today announced that it has entered into an agreement with Sun Resorts Limited ("SRL") to form a new management company, One&Only (Indian Ocean) Management Limited, for the purpose of developing and operating resort hotels in the Indian Ocean region. The Company initially will own 80% of One&Only (Indian Ocean) Management Limited and SRL will own 20%, with SRL's ownership increasing annually to 50% by the end of 2009.

One&Only (Indian Ocean) initially will manage five properties currently owned by SRL and operated by the Company in Mauritius, including One&Only Le Saint Géran and One&Only Le Touessrok, pursuant to management agreements that will now run through 2023. In addition, One&Only (Indian Ocean) will operate One&Only Kanuhura and develop and manage a second One&Only property on the island of Reethi Rah, also located in the Maldives.

The Company will continue to own 20.4% of SRL, which is listed on the Mauritian Stock Exchange.

About the Company

Kerzner International Limited is a leading developer and operator of premier casinos, resorts and luxury hotels. The Company's flagship destination is Atlantis, a 2,317-room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis is a unique destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat. The Company also developed and receives certain revenues from Mohegan Sun in Uncasville, Connecticut. Following the completion of a $1 billion expansion, the Native American-themed Mohegan Sun has become one of the premier casino resort destinations

in the United States. In the luxury resort hotel business, the Company operates nine luxury resorts in The Bahamas, Mauritius, Dubai, the Maldives and Mexico, and has entered into an agreement to develop and manage a tenth property in the Maldives. For more information concerning the Company and its operating subsidiaries visit www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, which are described in the Company's public filings with the Securities Exchange Commission.

Inquiries should be directed to John Allison, Executive Vice President – Chief Financial Officer of Kerzner International Limited at +1.242.363.6016.

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